Exhibit 99.1

ATA Creativity Global Reports 2020 First Quarter Financial Results, Announces Adoption of Up to US$1 Million Share Repurchase Program

Conference Call on Thursday, May 14, 2020, at 9 p.m. ET with Accompanying Investor Presentation

Beijing, China, May 14, 2020 (NY)/ May 15, 2020 (China) — ATA Creativity Global (“ACG” or the “Company”, Nasdaq: AACG), an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity, today announced preliminary unaudited financial results for the quarter ended March 31, 2020 (“First Quarter 2020”), and its adoption of a share repurchase plan.

First Quarter 2020 Highlights

•

During First Quarter 2020, student enrollment was 681, of which 404 were enrolled in the Portfolio Training Program (as defined below). Approximately 26,410 credit hours (i.e., the standard unit measuring educational credit for the Portfolio Training Program; each credit hour roughly equals to one hour of time committed) were delivered during First Quarter 2020.

•	First Quarter 2020 net revenues of RMB32.7 million (US$4.6 million), primarily driven by revenues from portfolio training and overseas study counseling services
•

Student enrollments and net revenues were impacted by seasonality as a result of the Chinese Spring Festival holiday, as well as the outbreak of the coronavirus disease (“COVID-19”), which resulted in certain enrollment deferrals.

•	First Quarter 2020 net loss attributable to ACG of RMB20.5 million (US$2.9 million), compared to RMB12.9 million in the prior-year period
•	RMB152.8 million (US$21.6 million) in cash and cash equivalents as of March 31, 2020

Adoption of Share Repurchase Program

The Company’s Board of Directors has approved a share repurchase program, under which ACG is authorized to repurchase up to US$1 million of its issued and outstanding American Depositary Shares (“ADSs”), effective immediately through the end of 2020.

The repurchases will be made from time to time on the open market at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to a 10b5-1 plan (which if adopted, will allow ACG to repurchase its ADSs during periods in which it may be in possession of material non-public information) or otherwise. The purchases will be made subject to restrictions relating to volume, price and timing under applicable law, including the anti-manipulation provisions of Rule 10b-18 under the Securities Exchange Act of 1934, as amended. The timing and extent of any purchases will depend upon market conditions, the trading price of its ADSs and other factors. ACG expects to implement this share repurchase program in a manner consistent with market conditions and the interest of its shareholders. ACG’s Board of Directors will review the share repurchase program periodically and may authorize adjustment of its terms and size accordingly. The program may be suspended or discontinued at any time. The repurchase program does not obligate ACG to make additional repurchases at any specific time or situation.

Management Commentary

Mr. Kevin Ma, Chairman and CEO of ACG, stated, “ATA Creativity Global started the year in a position of continued financial strength and increasingly efficient operations following the acquisition and integration of Beijing Huanqiuyimeng Education Consultation Corp. (‘Huanqiuyimeng’) in the second half of 2019. We are fortunate to have the solid foundation needed to navigate the challenges businesses all over the world are facing as a result of COVID-19, and we continue to operate our business under these unusual circumstances while putting the health and safety of our students and employees first. We also continue exploring M&A opportunities as appropriate, though only so much can be done during the vetting process in the current environment when site visits and in-person meetings are prohibited. We are prepared to continue supporting our students via online platform and are looking into ways in which we can maximize the potential of online technologies to increase our sales pipeline and better serve our students with an expanded and more flexible curriculum.”

Mr. Ma continued, “The approval of a share repurchase program by our Board of Directors reflects our confidence in the Company’s future and our commitment to creating long-term value for our shareholders. Our current cash position provides us with the flexibility to implement this share repurchase program while executing on our growth strategies and other strategic opportunities.”

Outlook/Impact of COVID-19

Mr. Jun Zhang, President of ACG, stated, “We saw steady enrollments in our portfolio training programs during First Quarter 2020 despite the challenges presented by COVID-19. Even in this environment, students wish to continue to pursue their studies in art and creativity, and we are providing them with access to top-notch instructors around the country and additional academic/emotional support via remote online platform. ACG has a flexible operating infrastructure, which allows our business to scale appropriately to meet changes in demand from our students. We can utilize such operating flexibility to streamline costs, such as adjusting teacher structure to reduce teaching costs during any downturn, while almost immediately ramping up to satisfy the needs of students coming back into our programs. While the long-term impact of COVID-19 remains relatively uncertain, we do expect that the virus will impact our educational travel service as many of our partner institutions will not hold their regular summer programs. We are pleased to announce that we expect to have alternative options for students this summer, such as online programs partnering with certain well-known overseas art schools and institutions and newly developed art-themed domestic travel programs. Above all, we continue to prioritize the health and safety of our students, faculty, staff and employees, and remain cognizant of how COVID-19 is impacting our people and operations.”

Operating Review

Enrollment Update

ACG’s main line of business primarily consists of training for students focused on arts and creative studies (the “Portfolio Training Program”). Teachers guide students in preparing a collection of artwork that demonstrates how a student’s skills and ideas have developed over time and helps universities and colleges evaluate the student’s potential. These courses are delivered either in person through ACG’s nationwide training center network or via online platform. The Portfolio Training Program consists of time-based programs and project-based programs.

ACG student enrollment for First Quarter 2020 was 681, of which 404 were enrolled in the Portfolio Training Program.

A total of 26,410 credit hours were delivered during First Quarter 2020, of which 16,655 credit hours were delivered for time-based programs and 9,755 credit hours were delivered for project-based programs.

The following is a summary of the credit hours delivered for the Portfolio Training Program, for the period beginning January 1, 2020, to March 31, 2020, compared to those for the prior-year period:

	Jan. 1 – Mar. 31, 2020	Jan. 1 – Mar. 31, 2019	% Growth
	No. of Credit Hours	No. of Credit Hours

Time-based Program	16,655	22,398	(25.6%)
Project-based Program	9,755	6,529	49.4%
Total	26,410	28,927	(8.7%)

During First Quarter 2020, 277 students were enrolled in ACG’s other programs, which mainly consist of overseas study counseling services and foreign language training services.

First Quarter 2020 Financial Review – GAAP Results

Note: Impact of Huanqiuyimeng Acquisition on and Certain Adjustments to the Company’s Financial Statements

Following the completion of the Huanqiuyimeng business acquisition whereby Huanqiuyimeng became a wholly owned subsidiary of the Company in 2019, the financial results presented in this press release incorporate financial contributions from Huanqiuyimeng for First Quarter 2020. In addition, the Company has applied acquisition accounting and made purchase price allocation (“PPA”) adjustments to various assets acquired and liabilities assumed from the Huanqiuyimeng business acquisition.

ACG’s total net revenues for First Quarter 2020 were RMB32.7 million (US$4.6 million), compared to RMB1.6 million in the prior-year period, driven primarily by revenue from the Huanqiuyimeng business. Net revenues for this quarter include a negative adjustment of RMB6.0 million resulting from amortization of the difference between the carrying value of deferred revenues in Huanqiuyimeng’s book and the fair value of deferred revenues assessed from the PPA process applied to the Huanqiuyimeng business acquisition (“PPA Adjustment to Net Revenues”). Revenues from portfolio training programs were RMB18.7 million, or 57.3% of total net revenues, during the period. Revenues from other educational services and the K-12 business were RMB14.0 million, or 42.7% of total net revenues during the period.

Gross profit for First Quarter 2020 was RMB11.7 million (US$1.7 million), compared to RMB0.4 million in the prior-year period. Gross margin was 35.8% during the period, compared to 25.3% in the prior-year period, prior to the Huanqiuyimeng business acquisition. Excluding the PPA Adjustment to Net Revenues stated above, gross margin for First Quarter 2020 would have been 45.8%.

Total operating expenses for First Quarter 2020 were RMB38.4 million (US$5.4 million), which includes RMB5.0 million in expenses amortized from intangible assets recognized from the Huanqiuyimeng business acquisition, compared to RMB16.5 million in the prior-year period, primarily due to increased selling, general and administrative expenses of RMB27.6 million related to the acquired Huanqiuyimeng operations.

Loss from operations for First Quarter 2020 was RMB26.5 million (US$3.7 million), compared to RMB15.4 million in the prior-year period as a result of the increased operating expenses mentioned above.

Net loss attributable to ACG for First Quarter 2020 was RMB20.5 million (US$2.9 million), compared to RMB12.9 million in the prior-year period.

For First Quarter 2020, basic and diluted losses per common share attributable to ACG were both RMB0.35 (US$0.05), compared to RMB0.31 for the prior-year period. Basic and diluted losses per ADS attributable to ACG were both RMB0.70 (US$0.10), compared to RMB0.62 in the prior-year period.

Non-GAAP Measures

Adjusted net loss attributable to ACG for First Quarter 2020, which excludes share-based compensation expense and foreign currency exchange loss (non-GAAP), was RMB19.8 million (US$2.8 million), compared to adjusted net loss of RMB10.9 million in the prior-year period.

Basic and diluted losses per common share attributable to ACG excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for First Quarter 2020, were RMB0.34 (US$0.05). Basic and diluted losses per ADS attributable to ACG excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for First Quarter 2020 were RMB0.68 (US$0.10).

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate both basic and diluted earnings per ADS for First Quarter 2020 was 31.3 million. Each ADS represents two common shares.

Balance Sheet Highlights

As of March 31, 2020, ACG’s cash and cash equivalents were RMB152.8 million (US$21.6 million), working capital deficit was RMB94.5 million (US$13.3 million), and total shareholders’ equity was RMB283.6 million (US$40.0 million); compared to cash and cash equivalents of RMB154.2 million, working capital deficit of RMB81.3 million, and total shareholders’ equity of RMB305.6 million, respectively, as of December 31, 2019.

Conference Call and Webcast Information (With Accompanying Presentation)

ACG will host a conference call at 9 p.m. Eastern Time on Thursday, May 14, 2020 (9 a.m. Beijing time on Friday, May 15, 2020), during which management will discuss the results of the quarter ended March 31, 2020. Investors are welcome to send any questions in advance of the conference call either through the webcast portal or via email to the Company’s contacts listed below.

To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 (800) 230-3019
International (Toll):	+1 (617) 597-5413

	Toll-Free	Local Access
China:	(800) 990 1345	(400) 881 1630
Hong Kong:	(800) 962844	3071 5030

Participant Passcode:	47143670#

A live webcast of the conference call can be accessed at the investor relations section of ACG’s website at www.atai.net.cn or by clicking the following link: https://www.webcaster4.com/Webcast/Page/274/34650.

An accompanying slide presentation in PDF format will also be made available 30 minutes prior to the conference call on the same investor relations section of ACG’s website. To listen to the webcast, please visit ACG’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

A replay will be available shortly after the call on the investor relations section of ACG’s website and will remain available for 90 days.

About ATA Creativity Global

ATA Creativity Global is an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity. ATA Creativity Global offers a wide range of education services consisting primarily of portfolio training, educational travel, overseas study counseling and other educational services through its training center network. For more information, please visit ACG’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, statements regarding ACG’s future growth and results of operations; ACG’s strategy of becoming a leading international education service provider; ACG’s plans for mergers and acquisitions generally; the benefits of the Huanqiuyimeng Acquisition; ACG’s ability to operate efficiently and maintain continued financial strength under unusual circumstances; ACG’s growth strategy and subsequent business activities; market demand for ACG’s portfolio training programs and other education services; the impact of the COVID-19 outbreak on ACG and its operations; ACG’s plan and anticipated benefits of the measures implemented in response to the COVID-19 outbreak; and the implementation and the benefits of the share repurchase program.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates may include its ability to develop and create content that could accommodate needs of potential students, its ability to provide effective creative related international education services and control sales and marketing expenses, its recognition in the marketplace for services it delivered and branding it established, its ability to integrate the acquired business, its ability to maintain market share amid increasing competition, its ability to identify and execute on M&A opportunities within the education sector, the economy of China, uncertainties with respect to China’s legal and regulatory environments, the outbreak of COVID-19 and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended December 31, 2019, and other filings that ACG has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ACG’s website at www.atai.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial conditions, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended December 31, 2019.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ACG and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that its expectations and assumptions expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translations of RMB amounts for the quarter ended March 31, 2019, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB7.0808 to US$1.00, the noon buying rate as of March 31, 2020, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. generally accepted accounting principles (“GAAP”).

About Non-GAAP Financial Measures

To supplement ACG’s consolidated financial information presented in accordance with U.S. GAAP, ACG uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ACG believes these non-

GAAP financial measures provide meaningful supplemental information about its performance by excluding share- based compensation expense and foreign currency exchange gain or loss, which may not be indicative of its operating performance.

ACG believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ACG’s historical performance. ACG computes its non-GAAP financial measures using a consistent method from period to period. ACG believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gain or loss have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ACG’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end of this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ACG.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Creativity Global	The Equity Group Inc.
Amy Tung, CFO	Carolyne Y. Sohn, Vice President
+86 10 6518 1133 x 5518	415-568-2255
amytung@atai.net.cn	csohn@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com

 ATA CREATIVITY GLOBAL AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	March 31,	March 31,
	2019	2020	2020
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	154,197,758	152,843,753	21,585,662
Accounts receivable, net	214,591	475,691	67,180
Subscription receivable	8,530,931	8,664,101	1,223,605
Prepaid expenses and other current assets	16,490,369	20,353,610	2,874,478
Loan receivable, net	4,126,502	4,190,917	591,871
Total current assets	183,560,151	186,528,072	26,342,796

Long-term investments	45,726,391	45,726,390	6,457,800
Goodwill	200,478,795	200,478,795	28,313,015
Property and equipment, net	42,070,794	40,888,998	5,774,630
Intangible assets, net	135,599,770	130,114,557	18,375,686
Right-of-use assets	40,786,291	32,688,812	4,616,542
Deferred income tax assets	11,464,891	10,222,684	1,443,719
Other non-current assets	16,402,750	17,715,646	2,501,927
Total assets	676,089,833	664,363,954	93,826,115

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	47,747,054	52,405,315	7,401,045
Short-term loan	4,991,000	9,000,000	1,271,043
Payable for business acquisition	19,642,082	19,642,082	2,773,992
Lease liabilities-current	20,556,017	20,005,343	2,825,294
Deferred revenues	171,880,131	179,957,578	25,414,865
Total current liabilities	264,816,284	281,010,318	39,686,239

Other non-current liabilities	12,500,120	9,897,271	1,397,762
Deferred income tax liabilities	48,241,809	44,121,217	6,231,106
Total liabilities	325,558,213	335,028,806	47,315,107

Mezzanine equity-redeemable non-controlling interests	44,896,428	45,766,198	6,463,422

Shareholders’ equity:
Common shares	4,692,312	4,711,930	665,452
Treasury shares	(27,737,073)	(27,737,073)	(3,917,223)
Additional paid-in capital	560,814,066	559,044,500	78,952,166
Accumulated other comprehensive loss	(37,478,167)	(34,682,665)	(4,898,128)
Retained earnings (accumulated deficit)	(200,151,065)	(222,050,041)	(31,359,457)
Total shareholders’ equity attributable to ACG	300,140,073	279,286,651	39,442,810
Non-redeemable non-controlling interests	5,495,119	4,282,299	604,776
Total shareholders’ equity	305,635,192	283,568,950	40,047,586
Commitments and contingencies
Total liabilities, mezzanine equity and shareholders’ equity	676,089,833	664,363,954	93,826,115

ATA CREATIVITY GLOBAL AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three-month Period Ended
	March 31,	March 31,	March 31,
	2019	2020	2020
	RMB	RMB	USD
Net revenues	1,616,408	32,703,405	4,618,603
Cost of revenues	1,208,098	20,979,552	2,962,879
Gross profit	408,310	11,723,853	1,655,724

Operating expenses:
Research and development	3,008,952	2,381,089	336,274
Sales and marketing	1,835,014	11,502,625	1,624,481
General and administrative	11,702,615	24,542,143	3,466,013
Total operating expenses	16,546,581	38,425,857	5,426,768
Other operating income, net	704,859	235,452	33,252
Loss from operations	(15,433,412)	(26,466,552)	(3,737,792)

Other income (expense):
Investments loss	—	(32,427)	(4,580)
Interest income, net of interest expenses	1,177,179	387,579	54,737
Foreign currency exchange loss, net	(3,812)	(69,128)	(9,763)
Loss from operations before income taxes	(14,260,045)	(26,180,528)	(3,697,398)
Income tax benefit	—	(2,786,536)	(393,534)
Net loss	(14,260,045)	(23,393,992)	(3,303,864)
Net loss attributable to redeemable non-controlling interests	(618,727)	(572,748)	(80,887)
Net loss attributable to non-redeemable non-controlling interests	(742,473)	(2,364,787)	(333,972)
Net loss attributable to ACG	(12,898,845)	(20,456,457)	(2,889,005)

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	(1,106,254)	2,795,502	394,800
Comprehensive loss attributable to ACG	(14,005,099)	(17,660,955)	(2,494,205)

Basic and diluted losses per common share attributable to ACG	(0.31)	(0.35)	(0.05)
Basic and diluted losses per ADS attributable to ACG	(0.62)	(0.70)	(0.10)

RECONCILIATIONS OF NON-GAAP MEASURES

TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended
	March 31,	March 31,
	2019	2020
	RMB	RMB
GAAP net loss attributable to ACG	(12,898,845)	(20,456,457)
Share-based compensation expenses	1,990,435	584,799
Foreign currency exchange loss, net	3,812	69,128
Non-GAAP net loss attributable to ACG	(10,904,598)	(19,802,530)

GAAP losses per common share attributable to ACG Basic and diluted	(0.31)	(0.35)

Non-GAAP losses per common share attributable to ACG Basic and diluted	(0.27)	(0.34)